KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

December 3, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC
Offering Statement on Form 1-A
File No. 024-11344

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on November 20, 2020 (the “Offering Statement”), as set forth in your letter dated December 2, 2020 addressed to Mr. Charles Follini, President (the “Comment Letter”).  The Company is concurrently filing Amendment No. 3 to the Offering Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, the Staff’s comment from the Comment Letter is set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amendment.  The response provided herein are based on information provided to Winston & Strawn LLP by the Company.

Amendment No. 2 to Offering Circular on Form 1-A filed on November 20, 2020

Exhibits

Exhibit 13.1 – Testing the Waters Materials, page 1

1.	We note that you included testing the waters materials as an exhibit to your amendment and that the materials include information regarding the property that does not appear in the offering circular. For example, we note that the testing the waters materials include detailed market analysis regarding comparative properties in the area as well as financial information, such as a projected 5-year “pro forma” financial information and “gross cash yield” and “net cash yield,” that is not also included in the offering circular. Please explain to us in detail why this information is not material disclosure that should be included in the offering circular at the time of qualification.

December 3, 2020 Page 2

Response: In response to the portion of the Staff’s comment with respect to the detailed market analysis contained in the testing the waters materials, the Company hereby advises the Staff that the offering circular contains two hyperlinks (on pages 20 and 21) to websites that contain the market information cited in the testing the waters materials, along with additional information regarding Portland, Maine that might be helpful to investors in evaluating an investment in the Company. As a result, the Company respectfully advises the Staff that the Company does not believe that additional market or property information is necessary to be included in the offering circular.

In response to the portion of the Staff’s comment relating to the “pro forma” and “cash yield” financial disclosure contained in the testing the waters materials, the Company has revised the language on page 22 under the caption “Financial Projections” to include the financial information from the testing the waters materials cited in the Staff’s comment.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini
Gateway Garage Partners LLC